EXHIBIT 99.1

MAG Silver Reports Third Quarter Production From Juanicipio

VANCOUVER, British Columbia, Oct. 26, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to report third quarter (“Q3”) metal production from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively). As reported to MAG by the project operator Fresnillo, on a 100% basis, 180,807 tonnes of mineralized material from both underground development and initial stopes were processed during the three months ended September 30, 2022 at an average head grade of 513 silver grams per tonne.

Total Juanicipio production for the quarter, based on provisional estimates before offtake agreement adjustments, totaled 2,617,146 silver ounces and 5,422 gold ounces (MAG’s attributable 44% interest: 1,151,544 silver ounces and 2,386 gold ounces). MAG expects to release its full financial and operational results on November 14, 2022.

Mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo). Approximately 70% of the tonnes processed in Q3 were processed at the Saucito beneficiation plant which better resembles that of the Juanicipio plant and provides valuable metallurgical information as we look forward to production commencement at Juanicipio. As previously reported to MAG by Fresnillo, power for final commissioning and start of operations should be available by the end of October, and production ramp up will commence in Q4 of this year.

“As we look forward to the commencement of milling operations, Juanicipio continued to demonstrate strong operating performance this quarter with milling at Fresnillo’s processing facilities increasing to over 180,000 tonnes and production of 2.6 million silver ounces bringing year to date silver production to just under 7.4 million ounces. Mining operations are prepared for start-up with a substantial stockpile ahead of the mill, and will ramp up as the complex enters the commissioning phase to commercial production,” said George Paspalas, MAG’s President and CEO. “Juanicipio remains well positioned to take its place as a significant and responsible producer of silver.”

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 40 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com